Exhibit 99.1 Corporate Communications

S&P Global Ratings raises its rating on CNH Industrial to ‘BBB’

London, August 8, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on August 8, 2018 S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to ‘BBB’ from ‘BBB-’. The short-term rating of CNH Industrial Capital LLC’s commercial paper program was raised to ‘A-2’ from ‘A-3’. The outlook of both companies is stable.

Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries’ debt, as well as the issue-level ratings on CNH Industrial Capital LLC’s senior unsecured debt, to ‘BBB’ from ‘BBB-’.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom